EXHIBIT (A)(1)(H)

                     FITCH IBCA AND DUFF & PHELPS ANNOUNCE
                                MERGER AGREEMENT

Fitch IBCA, a subsidiary of FIMALAC, S.A., a diversified French operating company, and DUFF & PHELPS CREDIT RATING CO. (NYSE: DCR) announced today that they have entered into a definitive merger agreement pursuant to which a subsidiary of Fitch IBCA will acquire Duff & Phelps Credit Rating Co. for $100 per share, for a total price of $528 million. The acquisition will be completed through a cash tender offer, followed by a cash merger.

FIMALAC, S.A., which is traded on the Paris stock exchange, has interests in a variety of service activities, such as hand tools and garage equipment through its subsidiary FACOM, chemical product storage through its subsidiaries LBC and PETROUNITED, mailing equipment machines through its subsidiary SECAP, FIMALAC's total revenues in 1999 were approximately 1.58 billion euros (US$1.54 billion).

The merger of Fitch IBCA and Duff & Phelps will create a company with combined annual revenues of $260 million and a staff of 1,100. Fitch IBCA's key strengths have been in U.S. securitization markets, global banking, European rating activities and U.S. public finance. Duff & Phelps brings to Fitch IBCA an expanded corporate rating capability and broader coverage of the insurance sector, in addition to a strong structured finance group and international network. We will accelerate our investment in technology and Internet delivery needed to bring credit research and ratings to global markets.

Marc de Lacharriere, Chairman of Fitch IBCA, will become chairman of the new entity and has designated Robin Monro-Davies as CEO and Stephen W. Joynt as President and COO. Paul McCarthy, Chairman and CEO, and Philip Maffei, President, of Duff & Phelps will become directors of the new company. The new company will maintain major operations in London, New York, and Chicago.

Mr. de Lacharriere said, "For many years now FIMALAC has been interested in developing a European owned alternative to the major US agencies. Through the development of Fitch IBCA and with the acquisition of Duff & Phelps, we now have achieved our goal. I believe the outlook for the company is excellent and FIMALAC will ensure that it has all the necessary backing to continue the dynamic growth that Fitch IBCA and Duff & Phelps have achieved in the past. I would also like to welcome the staff of D&P who I expect to play a key role in our new enterprise. I am very happy that Paul and Phil have accepted to become directors of the board of the new company and to continue to support its development."

Mr. Monro-Davies said, "This merger enables us to offer a full service alternative to S&P and Moody's and allows us to be a strong competitor to the industry giants. I also look forward to meeting and working with the many talented people at D&P."

Mr. Joynt commented, "Our key to success continues to be providing the most accurate ratings supported by the highest quality research with the best service orientation for investors. We will have a very experienced and analytical staff, a special position as the European rating agency, and local analysts with local expertise around the globe."

The Chairman of Duff & Phelps, Mr. Paul, McCarthy said, "We are confident that the merger with Fitch IBCA is in the best long term interests of the company and the industry. We will be doing all in our power to ensure the transition is a successful one."

FOR INFORMATION AT FITCH IBCA IN NEW YORK CONTACT STEPHEN W. JOYNT OR JAMES JOCKLE AT (212) 908-0547; IN LONDON, ROBIN MONRO-DAVIES OR KRIS ANDERSON AT 44-171-417-4222; AT FIMALAC IN PARIS CONTACT VERONIQUE MORALI AT
33-1-47-53-61-71; AT DUFF & PHELPS, PHIL MAFFEI OR JOHN TEALL AT 212-908-0200.